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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 2)1

                             OPEN PLAN SYSTEMS, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                   683709 10 9
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                                 (CUSIP Number)

                        J. WESLEY HALL, 4 BROAD RUN LANE
                  MANAKIN-SABOT, VIRGINIA 23103 (804) 784-4033
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                DECEMBER 17, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 Pages)




         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

------------------------------                    ------------------------------
    CUSIP No. 683709 10 9         SCHEDULE 13D          Page 2 of 6 Pages
------------------------------                    ------------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          J. Wesley Hall
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |_|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   31,883
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  31,883
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,883
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
          Not Applicable
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.7%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D


Item 1.      Security and Issuer
             -------------------

             This Schedule 13D relates to the common stock, no par value per share (the "Common Stock"), of Open Plan Systems, Inc., a Virginia corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4299 Carolina Avenue, Building C, Richmond, Virginia 23222.

Item 2.      Identity and Background
             -----------------------

             (A)     J. Wesley Hall.

             (B) The address of Mr. Hall is 4 Broad Run Lane, Manakin-Sabot, Virginia 23103.

             (C) Mr. Hall is retired and was previously Chairman and Founder of National Card Control, a wholly-owned subsidiary of Cendant Corporation. Mr. Hall is also a director of the Issuer.

             (D) During the past five years, Mr. Hall has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

             (E) During the past five years, Mr. Hall has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

             (F)     Mr. Hall is a citizen of the United States of America.

Item 3.      Source and Amount of Funds and Other Consideration
             --------------------------------------------------

             When Amendment No. 1 to Mr. Hall's Schedule 13D was filed on May 17, 2001, Mr. Hall beneficially owned 376,900 shares of Common Stock. The details of how such shares were acquired by Mr. Hall have been set forth in Amendment No. 1 to Mr. Hall's Schedule 13D. The Issuer has since granted Mr. Hall options to purchase 21,583 shares of Common Stock at an exercise price of $0.60 per share effective November 5, 2001 (the "2001 Option"). The Issuer granted Mr. Hall the 2001 option in lieu of the payment of his director's retainer and fees for 2001. In addition, on December 17, 2001, Mr. Hall sold 366,600 shares of Common Stock in a private transaction for $0.18 per share. As a result, on December 17, 2001, Mr. Hall



                               Page 3 of 6 Pages
             owned 9,300 shares of Common Stock and options to purchase an additional 22,583 shares of Common Stock.

Item 4.      Purpose of Transaction
             ----------------------

             Except as described above or otherwise in this Schedule 13D, there are no plans or proposals that Mr. Hall may have that relate to or would result in:

             (A) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

             (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

             (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

             (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (E) Any material change in the present capitalization or dividend policy of the Issuer;

             (F) Any other material change in the Issuer's business or corporate structure;

             (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

             (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                     Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

             (J)     Any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer

             (A) The aggregate number and percentage of Common Stock beneficially owned by Mr. Hall are 31,883 shares and 0.7% of the issued and outstanding shares of Common Stock, respectively.



                               Page 4 of 6 Pages

             (B) Mr. Hall has, or will have upon the exercise of certain stock options, the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified pursuant to paragraph (A) above.

             (C) As further described in Item 3 above, effective November 5, 2001, the Issuer granted Mr. Hall the 2001 Option and, on December 17, 2001, Mr. Hall sold 366,600 shares of Common Stock in a private transaction for $0.18 per share.

             (D)     Not applicable.

             (E) Mr. Hall ceased to be the beneficial owner of more than five percent of the issued and outstanding shares of Common Stock on December 17, 2001.

Item 6.      Contracts,  Arrangements,   Understandings  or  Relationships  with
             -------------------------------------------------------------------
             Respect to Securities of the Issuer
             -----------------------------------

             Mr. Hall is a director of the Issuer.

Item 7.      Material to be Filed as Exhibits
             --------------------------------

             None.













                               Page 5 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on this Schedule 13D is true, complete and correct.




Date:  December 27, 2001                  /s/ J. Wesley Hall
                                          --------------------------------------
                                          J. Wesley Hall



Attention:   Intentional  misstatements or omissions of fact constitute  Federal criminal violations (see 18 U.S.C. 1001).






















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